Exhibit 99.2

Confidential treatment has been requested for portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. The copy furnished herewith omits the information subject to the confidentiality request. Omissions are designated as [**]. A complete version of this exhibit has been furnished separately with the Securities and Exchange Commission.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “Agreement”) is made as of June 13, 2018 (the “Effective Date”) by and between APTOSE BIOSCIENCES INC., a Canadian corporation (“Aptose”), having a place of business at 251 Consumers Road, Suite 1105, Toronto, Ontario, M2J 4R3, Canada, and CRYSTALGENOMICS, INC., a South Korean corporation (“CG”), having a place of business at 5th F. Bldg. A, Korea Bio Park, 700 Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 13488 Korea. Aptose and CG are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Aptose and CG are parties to that certain Option and License Agreement, dated March 24, 2016 (the “Existing Agreement”), pursuant to which CG granted Aptose the right to obtain an exclusive option to obtain an exclusive license to develop and commercialize the compound referred to as CG-806 worldwide outside of China, South Korea and North Korea, which option Aptose has obtained and subsequently exercised;

WHEREAS, CG desires to grant Aptose, and Aptose desires to receive from CG, an exclusive license to develop and commercialize CG-806 in China (including Hong Kong and Macau), on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the covenants and promises contained herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

As used herein, the following terms shall have the following meanings:

1.1    “Affiliate” means, with respect to a Party, any company or entity controlled by, controlling, or under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

1.2    “Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits (including MAAs) of or from any court, arbitrator or Governmental Authority having jurisdiction over or related to the subject item.

1.3    “Aptose Data” means all Data generated in connection with any research, Development, regulatory, manufacturing or Commercialization activities with respect to any Licensed Compound or Product conducted by or on behalf of Aptose or its Affiliates or Sublicensees under this Agreement (including activities conducted by CG in response to Aptose’s request to conduct certain Development activities for Licensed Compounds or Products in the Field in the Licensed Territory as set forth in Section 3.4).

1.4    “Aptose Program Technology” has the meaning set forth in Section 6.1(a) (Aptose Program Technology).

1.5    “CG Data” means all Data generated in connection with any research, Development, regulatory, manufacturing or Commercialization activities with respect to any Licensed Compound or Product conducted by or on behalf of CG or its Affiliates (other than activities conducted by CG under Section 3.4) or licensees other than Aptose or Aptose’s Affiliates.

1.6    “CG Intellectual Property” means the CG Know-How and CG Patents.

1.7    “CG Know-How” means all Information (including CG Data) Controlled by CG or its Affiliates as of the Effective Date or during the Term that relates to the composition, method of use, mechanism of action or method of manufacture of any Licensed Compound.

1.8    “CG Patent” means any Patent that (a) is Controlled by CG or its Affiliates as of the Effective Date or during the Term, and (b) relates to the composition, method of use, mechanism of action or method of manufacture of any Licensed Compound; and, as to any Patent in Joint Technology, such Patent to the extent of CG’s interest. The CG Patents existing as of the Effective Date are set forth on Exhibit A attached hereto.

1.9    “China” means the People’s Republic of China, including the Special Administrative Region of Hong Kong and the Special Administrative Region of Macau.

1.10    “CFDA” means the China Food and Drug Administration or any successor agency thereto.

1.11    “Combination Product” means: (a) a pharmaceutical product that contains a Licensed Compound and at least one other clinically active ingredient that is not a Licensed Compound; or (b) any combination of a Product and another pharmaceutical product that contains at least one other clinically active ingredient that is not a Product, where such products are not formulated together but are sold together as a single product and invoiced as one product. The other clinically active ingredient(s) in clause (a) and the other pharmaceutical product(s) in clause (b) are each referred to as the “Other Product(s)”.

1.12    “Commercialization” means the marketing, promotion, sale and/or distribution of Products, and all related manufacturing activities not included in the definition of Development. Commercialization shall include commercial activities conducted in preparation for Product launch. “Commercialize” has a correlative meaning.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

1.13    “Commercially Reasonable Efforts” means those efforts that are consistent with the efforts and resources normally used by a biotechnology company of similar size to Aptose in the research and development of a potential product or the commercialization of a product, in each case owned by it or to which it has exclusive rights, with similar product characteristics as a Product and of similar market potential at a similar stage in its development or product life as the Product, taking into account all relevant factors, including patent coverage, safety and efficacy, product profile, competitiveness of the marketplace, proprietary position and profitability (including pricing and reimbursement).

1.14    “Confidential Information” means, with respect to a Party, all Information of such Party that is disclosed to the other Party under this Agreement, whether disclosed in oral, written, graphic, or electronic form, but excluding Information described in Section 7.2 (Exceptions). The terms and conditions of this Agreement shall be deemed to be both Parties’ Confidential Information, and each Party shall have the obligations set forth in Article 7 (Confidentiality) with respect thereto.

1.15    “Control” means, with respect to any material, Information, or intellectual property right, that a Party owns or has a license to such material, Information, or intellectual property right and, in each case, has the ability to grant to the other Party access, a license, or a sublicense (as applicable) to the foregoing on the terms and conditions set forth in this Agreement without violating the terms of any agreement or other arrangement with any Third Party in existence and in effect prior to the Effective Date.

1.16    “Cover” means, with respect to a Product and a claim of a CG Patent in any country in the Licensed Territory, that such claim would be infringed, absent a license, by the manufacture, use, offer for sale, sale or importation of such Product in such country in the Licensed Territory; and “Covering” has the corresponding meaning.

1.17    “Data” means any and all scientific, technical or test data pertaining to any Licensed Compound or Product that is generated under this Agreement, including research data, clinical pharmacology data, CMC data (including analytical and quality control data and stability data), preclinical data, clinical data or submissions made in association with an IND or MAA with respect to any Licensed Compound or Product.

1.18    “Develop” or “Development” means all activities that relate to the development of Licensed Compounds and Products or to (a) obtaining, maintaining or expanding Regulatory Approval of a Product, or (b) developing the ability to manufacture clinical and commercial quantities of a Licensed Compound or Product. This includes: (i) preclinical testing, toxicology, and clinical trials; (ii) preparation, submission, review, and development of data or information for the purpose of submission to a Governmental Authority to obtain, maintain or expand Regulatory Approval of a Product; and (iii) manufacturing process development and scale-up, bulk production and fill/finish work associated with the supply of a Product for preclinical testing and clinical trials, and related quality assurance and technical support activities.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

1.19    “Development Plan” has the meaning set forth in Section 3.3 (Development Plan).

1.20    “Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

1.21    “Executive Officers” has the meaning set forth in Section 11.3 (Internal Resolution).

1.22    “FDA” means the U.S. Food and Drug Administration or any successor agency thereto.

1.23    “Field” means all fields of use, including the diagnosis, prognosis, prevention and treatment of all diseases and conditions.

1.24    “First Commercial Sale” means the first sale to a Third Party of a Product in a given regulatory jurisdiction after Regulatory Approval has been obtained in such jurisdiction.

1.25    “Generic Product” means, with respect to a Product in a particular regulatory jurisdiction, any pharmaceutical product that (a) (i) contains the same active pharmaceutical ingredients as such Product for the same route of administration as such Product and is approved by the Regulatory Authority in such country; or (ii) is A/B Rated (defined below) with respect to such Product or otherwise approved by the Regulatory Authority in such country as a substitutable generic for such Product; and (b) is sold in such jurisdiction by a Third Party that is not a Sublicensee and did not purchase such product from Aptose or its Affiliates or Sublicensees. For purposes of this definition, “A/B Rated” means, for the U.S., “therapeutically equivalent” as determined by the FDA, applying the definition of “therapeutically equivalent” set forth in the preface to the then-current edition of the FDA publication “Approved Drug Products With Therapeutic Equivalence Evaluations” and, for outside the U.S., such equivalent determination by the applicable Regulatory Authority.

1.26    “Governmental Authority” means any national, international, federal, state, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.27    “IND” means any investigational new drug application, clinical trial application, clinical trial exemption or similar or equivalent application or submission for approval to conduct human clinical investigations in the Licensed Territory.

1.28    “Indication” means a human disease or medical condition that is approved by a Regulatory Authority to be included as a discrete claim (as opposed to a subset of a claim) in the labeling of a Product based on the results of a separate Pivotal Clinical Trial(s) sufficient to support Regulatory Approval of such claim; provided, however, that with respect to oncology Indications, a particular oncology Indication will be considered distinct from another oncology Indication only if it is for a different tumor type or for a different hematological malignancy as classified by cell lineage (e.g., acute lymphoblastic leukemia is a different Indication from chronic myelogenous leukemia), and will not be considered distinct from another oncology Indication if it is only a different line of therapy.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

1.29    “Information” means any data, results, and information of any type whatsoever, in any tangible or intangible form, including, without limitation, know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, marketing reports, expertise, stability, technology, test data including pharmacological, biological, chemical, biochemical, toxicological, and clinical test data, analytical and quality control data, stability data, studies and procedures.

1.30    “Initiation” means, with respect to a clinical trial, first dosing of the first subject in such clinical trial.

1.31    “Joint Technology” has the meaning set forth in Section 6.1(b) (Joint Technology).

1.32    “Licensed Compound” means: (i) CG’806; (ii) any other compound whose composition, manufacture or use is claimed by a claim in the patents and patent applications set forth in Exhibit A; and (iii) any other compound that employs or embodies Know-How Controlled by CG or its Affiliates in existence on or before June 8, 2016 and that relates to the composition, method of use, mechanism of action or method of manufacture of any inhibitor of any kinase within the BTK family of kinases.

1.33    “Licensed Territory” means China.

1.34    “Marketing Authorization Application” or “MAA” means an application to the appropriate Regulatory Authority for approval to market a Product (but excluding Pricing Approval) in any particular jurisdiction.

1.35    “Materials” has the meaning set forth in Section 3.10 (Materials Transfer).

1.36    “Net Sales” means, with respect to any Product, the gross amounts invoiced by Aptose and its Affiliates and Sublicensees for sales of such Product in the Licensed Territory to unaffiliated Third Parties, less the following deductions provided to unaffiliated entities and actually allowed and taken:

(a)    cash, trade or quantity discounts, charge-back payments, including administrative fees in connection therewith, and rebates actually granted to trade customers, retail pharmacy chains, wholesalers, managed health care organizations, pharmaceutical benefit managers, insurers, group purchasing organizations and national, state, or local government;

(b)    credits, rebates or allowances actually allowed upon prompt payment or on account of claims, damaged goods, rejections or returns of Products, including in connection with recalls, and the actual amount of any write-offs for bad debt (provided that any amount subsequently recovered will be treated as Net Sales);

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(c)    reasonable distributors’ fees in connection with Products;

(d)    freight, postage, shipping, transportation and insurance charges, in each case actually allowed or paid, for delivery of Products; and

(e)    taxes (other than income taxes), duties, tariffs, mandated contributions or other governmental charges levied on the sale of Products, including VAT, excise taxes, sales taxes, and a pro rata portion of pharmaceutical excise taxes imposed on sales of pharmaceutical products as a whole and not specific to Products (such as those imposed by the U.S. Patient Protection and Affordable Care Act of 2010, Pub. L. No. 111-148, as amended).

Notwithstanding the foregoing, amounts received or invoiced by Aptose or its Affiliates or Sublicensees for the sale of Products among Aptose and its Affiliates and Sublicensees shall not be included in the computation of Net Sales hereunder. Net Sales shall be accounted for in accordance the selling party’s standard practices in the relevant country in the Licensed Territory.

Notwithstanding the foregoing, “Net Sales” shall not include any amounts invoiced for sales of Products supplied for use in clinical trials of Products, or under compassionate use, named patient or other charitable programs for which net sales do not exceed cost of goods.

Net Sales for a Combination Product in a country shall be calculated as follows:

(i)    If a Product containing the same Licensed Compound as in the Combination Product, as its sole active ingredient, and the Other Product(s) each are sold separately in such country, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/(A+B), where A is the public or list price in such country of such Product sold separately in the same formulation and dosage, and B is the (sum of the) public or list price(s) in such country of the Other Product(s) sold separately in the same formulation and dosage, during the applicable calendar year.

(ii)    If such Product is sold independently of the Other Product(s) in such country, but the public or list price of the Other Product(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction A/C, where A is the public or list price in such country of such Product sold independently and C is the public or list price in such country of the Combination Product, during the applicable calendar year.

(iii)    If the Other Product(s) are sold independently of the Licensed Compound in the Combination Product in such country, but the public or list price of a Product containing such Licensed Compound cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction [1-B/C], where B is the (sum of the) public or list price(s) in such country of the Other Product(s) and C is the public or list price in such country of the Combination Product, during the applicable calendar year.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(iv)    If neither the public or list price of the Other Product(s) nor the public or list price of such Product can be determined in such country, then the Parties shall discuss the amount to be included in Net Sales, based on a reasonable allocation of the relative values of the Other Product(s) and such Product, and if they fail to agree, the allocation will be submitted to an independent Third Party expert mutually agreed by the Parties; but if either Party disagrees with such determination, the Parties may resolve this dispute by arbitration in accordance with Section 11.4 below.

1.37    “Partnership Review Committee” has the meaning set forth in Section 3.2(a) (Establishment).

1.38    “Patents” means all patents and patent applications (which for the purpose of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, reissues, additions, renewals, revalidations, extensions, registrations, pediatric exclusivity periods and supplemental protection certificates and the like of any such patents and patent applications, and any and all foreign equivalents of the foregoing.

1.39    “Phase 1 Clinical Trial” means a human clinical trial of a Product, the principal purpose of which is to evaluate safety in healthy individuals or patients, to determine pharmacokinetic parameters and other key pharmaceutical properties of the Product (including absorption, metabolism, and elimination), or to determine the appropriate range of doses to evaluate in further clinical trials, in each case as described in the applicable regulations in the Licensed Territory.

1.40    “Phase 2 Clinical Trial” means a human clinical trial of a Product, the principal purpose of which is to evaluate the effectiveness and/or safety of such Product in the target patient population, as described in the applicable regulations in the Licensed Territory.

1.41    “Pivotal Clinical Trial” means a pivotal human clinical trial of a Product (whether or not denominated a “Phase 3” clinical trial under applicable regulations) with a defined dose or a set of defined doses of such Product designed to ascertain efficacy and safety of such Product for the purpose of enabling, without the performance of additional human clinical trials, the preparation and submission of an MAA to the applicable Regulatory Authorities in a country of the Licensed Territory, as further defined in the applicable regulations in the Licensed Territory.

1.42    “Pricing Approval” means such governmental approval, agreement, determination or decision establishing prices for a Product that can be charged and/or reimbursed in regulatory jurisdictions where the applicable Governmental Authorities approve or determine the price and/or reimbursement of pharmaceutical products.

1.43    “Product” means any pharmaceutical product that contains a Licensed Compound as an active ingredient, alone or with one or more other active ingredients, including all forms, presentations, doses and formulations.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

1.44    “Product Infringement” has the meaning set forth in Section 6.3(a) (Patent Enforcement).

1.45    “Product Trademark” has the meaning set forth in Section 6.4 (Trademarks).

1.46    “Regulatory Approval” means all approvals necessary for the manufacture, marketing, importation and sale of a Product for one or more indications in a country or regulatory jurisdiction, including satisfaction of all applicable regulatory and notification requirements and receipt of all required Pricing Approvals.

1.47    “Regulatory Authority” means any Governmental Authority that has responsibility in its applicable jurisdiction over the testing, development, manufacture, use, storage, import, transport, promotion, marketing, distribution, offer for sale, sale or other commercialization of pharmaceutical products in a given jurisdiction, including the CFDA.

1.48    “Regulatory Filing” means all applications, filings, submissions, approvals, licenses, registrations, permits, notifications and authorizations (or waivers) with respect to the testing, Development, manufacture or Commercialization of any Licensed Compound or Product made to or received from any Regulatory Authority in a given country, including any INDs and MAAs.

1.49    “Retained Territory” means South Korea and North Korea.

1.50    “Royalty Term” has the meaning set forth in Section 5.3(b) (Royalty Term).

1.51    “Safety Data” means Data related solely to any adverse drug experiences and serious adverse drug experiences as such information is reportable to Regulatory Authorities in the Licensed Territory or Retained Territory. Safety Data also includes “adverse events”, “adverse drug reactions” and “unexpected adverse drug reactions” as defined in the ICH Harmonized Tripartite Guideline for Clinical Safety Data Management: Definitions and Standards for Expedited Reporting.

1.52    “Securities Laws” means all applicable securities laws in all provinces of Canada and the respective rules, regulations, blanket orders and blanket rulings under such laws, together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in all provinces of Canada.

1.53    “Sublicensee” means a Third Party that has received a sublicense from Aptose to some or all of the rights granted to Aptose under Section 2.2 (Sublicenses).

1.54    “Term” has the meaning set forth in Section 10.1 (Term).

1.55    “Third Party” means a person or entity other than CG or Aptose or an Affiliate of either of them.

1.56    “United States” or “U.S.” means the United States of America and its territories and possessions.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

1.57    “Valid Claim” means a claim of an issued patent in the CG Patents, which claim has not (a) lapsed, been cancelled, become abandoned, or been declared invalid or unenforceable by an unappealed or unappealable decision or judgment of a court of competent jurisdiction, or (b) been admitted to be invalid or unenforceable through reissue or disclaimer.

ARTICLE 2

LICENSES

2.1    Commercial License Grant. CG hereby grants Aptose an exclusive license (even as to CG), with the right to sublicense through multiple tiers in accordance with Section 2.2 (Sublicenses) below, under CG Intellectual Property for the Term of this Agreement to research, Develop, make, have made, use, import, export, offer for sale, sell and otherwise Commercialize Licensed Compounds and Products in the Field in the Licensed Territory. No additional license or rights are granted to Aptose other than as expressly set forth in this Agreement.

2.2    Sublicenses. Aptose shall have the right to grant sublicenses through multiple tiers under any or all of the rights granted in Section 2.1 (Commercial License Grant) to its Affiliates and to Third Parties; provided that each such sublicense shall be consistent with the terms and conditions of this Agreement. Aptose will promptly provide CG with the name and address of any of its Sublicensees. Any sublicense will not relieve Aptose of its obligations to CG under this Agreement. Aptose will be responsible for all obligations under this Agreement applicable to any such Sublicensee, and will remain fully responsible for performance of this Agreement notwithstanding any sublicenses granted.

2.3    CG’s Retained Rights. CG retains all rights not expressly granted to Aptose hereunder or under the Existing Agreement including but not limited to the right under CG Intellectual Property to research, Develop, make, have made, use, import, export, offer for sale, sell and otherwise Commercialize Licensed Compounds and Products in the Field in the Retained Territory. In the event of a conflict between the Existing Agreement and this Agreement with respect to the Parties’ rights and obligations in the Licensed Territory, this Agreement will govern.

2.4    Restrictions During Term.

(a)     By CG. CG hereby covenants and agrees that, during the Term, it shall not, and will ensure that its Affiliates and licensees (other than Aptose) will not, either directly or indirectly, actively promote, market, distribute, import, sell or have sold any Product into the Licensed Territory. As to the Licensed Territory: (i) CG and its Affiliates and licensees (other than Aptose) shall refrain from establishing or maintaining any branch, warehouse or distribution facility for any Product in the Licensed Territory; (ii) CG and its Affiliates and licensees (other than Aptose) shall not engage in any advertising or promotional activities relating to any Product directed primarily to customers or other buyers or users of any Product located in the Licensed Territory; and (iii) CG and its Affiliates and licensees (other than Aptose) shall not solicit orders from any prospective purchaser located in the Licensed Territory. If CG or its Affiliates or

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

licensees (other than Aptose) receives any order from a prospective purchaser located in the Licensed Territory, CG shall immediately refer that order to Aptose. CG and its Affiliates and licensees (other than Aptose) shall not accept any such orders. CG and its Affiliates and licensees (other than Aptose) may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Retained Territory. CG shall not, and shall ensure that its Affiliates and licensees will not, restrict or impede in any manner Aptose’s exercise of its rights in the Licensed Territory.

(b)    By Aptose. Aptose hereby covenants and agrees that, during the Term, it shall not, and will ensure that its Affiliates and Sublicensees will not, either directly or indirectly, actively promote, market, distribute, import, sell or have sold any Product into countries in the Retained Territory. As to the countries in the Retained Territory: (i) Aptose and its Affiliates and Sublicensees shall refrain from establishing or maintaining any branch, warehouse or distribution facility for any Product in such countries; (ii) Aptose and its Affiliates and Sublicensees shall not engage in any advertising or promotional activities relating to any Product directed primarily to customers or other buyers or users of any Product located in such countries; and (iii) Aptose and its Affiliates and Sublicensees shall not solicit orders from any prospective purchaser located in such countries. If Aptose or its Affiliates or Sublicensees receives any order from a prospective purchaser located in a country in the Retained Territory, Aptose shall immediately refer that order to CG. Aptose and its Affiliates and Sublicensees shall not accept any such orders. Aptose and its Affiliates and Sublicensees may not deliver or tender (or cause to be delivered or tendered) any Product into the Retained Territory. Aptose shall not, and shall ensure that its Affiliates and Sublicensees will not, restrict or impede in any manner CG’s exercise of its rights in the Retained Territory.

ARTICLE 3

DEVELOPMENT AND REGULATORY ACTIVITIES

3.1    Development of Licensed Compounds and Products. As between the Parties, Aptose shall have sole control, authority and discretion, at its sole expense, over the research and Development of Licensed Compounds and Products in the Field in the Licensed Territory, including all regulatory activities related thereto, as further described in this Article 3. Except as provided in Section 5.5 of the Existing Agreement, CG shall be solely responsible for, at its sole expense, Development of Licensed Compounds and Products in the Field in the Retained Territory.

3.2    Partnership Review Committee.

(a)    Establishment. Promptly after the Effective Date, the Parties will establish a Partnership Review Committee (the “Partnership Review Committee”), which may be the same committee as under the Existing Agreement, to discuss the Development Plan, including amendments thereto, and strategies for Development of Licensed Compounds and Products in the Retained Territory. The Partnership Review Committee will be composed of three (3) senior personnel of each Party, each of whom shall have experience in pharmaceutical discovery and development. Within thirty (30) days after the Effective Date, each Party will

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

designate its initial members to serve on the Partnership Review Committee and notify the other Party of the dates of availability for the first meeting of the Partnership Review Committee. Each Party may replace its representatives on the Partnership Review Committee on written notice to the other Party. The activities of the Partnership Review Committee as set forth in Section 3.2(b) below shall continue until the first Regulatory Approval for a Product in the Licensed Territory, at which point the Partnership Review Committee will disband.

(b)    Meetings. The Partnership Review Committee shall meet at least once per year until disbanded. The first meeting of the Partnership Review Committee shall be held as soon as reasonably practicable, but in no event later than sixty (60) days, following the Effective Date. Meetings shall be held at such place or places as are mutually agreed or by teleconference or videoconference. Each Party may from time to time invite a reasonable number of participants who are under obligations of confidentiality consistent with this Agreement, in addition to its representatives, to attend Partnership Review Committee meetings in a non-voting capacity, with the consent of the other Party (which shall not be unreasonably withheld). At each meeting of the Partnership Review Committee, Aptose will update CG on, and the Parties will review and discuss, the Development Plan and the status of Aptose’s Development activities with respect to Licensed Compounds and Products in the Licensed Territory, and until First Commercial Sale of a Product in the Licensed Territory, Aptose will provide CG with annual updates summarizing its plans for and progress with respect to Development of Products in the Licensed Territory. Each Party shall solely bear all costs it incurs in connection with its participation at any meetings under this Section.

(c)    Advisory Only. For clarity, the role of the Partnership Review Committee is advisory only. Aptose retains all decision-making rights regarding the Development of Licensed Compounds and Products in the Licensed Territory. Subject to Section 5.5 of the Existing Agreement, CG retains all decision-making rights regarding the Development of Licensed Compounds and Products in the Retained Territory.

3.3    Development Plan. Within one hundred eighty (180) days after the Effective Date, Aptose shall prepare and provide to the Partnership Review Committee a draft development plan for development of Products in the Field in the Licensed Territory for the subsequent twelve (12)-month period, and shall consider in good faith all reasonable comments provided by the Partnership Review Committee before preparing a final version of such plan (as updated from time to time in accordance with this Section, the “Development Plan”). The Development Plan may be supplemented, modified and updated by Aptose from time to time, and, until the Partnership Review Committee disbands, Aptose shall provide each such updated Development Plan to the Partnership Review Committee for review and discussion.

3.4    CG Development Activities. Subject to Section 5.5 of the Existing Agreement, CG will retain the exclusive right to, and be solely responsible for all aspects of, Development and Commercialization of Licensed Compounds and Products in the Field in the Retained Territory at its sole expense. Additionally, upon Aptose’s request, and as mutually agreed by the Parties, CG may elect to conduct certain Development activities for Licensed Compounds or Products in the Field in the Licensed Territory. If the Parties agree that CG will conduct any such Development activities, they will prepare a detailed description, timeline and budget for all

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

such activities, and upon mutual written agreement thereof, Aptose will update the Development Plan to include such activities. CG shall conduct any such Development activities for the Licensed Compounds and Products in the Field in accordance with the Development Plan and all Applicable Laws and under the direction of Aptose. Aptose shall reimburse CG for its fully burdened costs for such development activities in accordance with the mutually agreed-upon Development Plan and budget contained therein. CG shall provide Aptose with detailed invoices for such costs and adequate supporting documentation for such invoices. In connection with such activities, CG shall maintain complete, current and accurate records of all such Development activities conducted by it, and all Information resulting from such activities, which records shall fully and properly reflect all work done and results achieved in the performance of such Development activities in good scientific manner appropriate for regulatory and patent purposes.

3.5    Conduct of Development Activities; Diligence. Aptose shall conduct all Development of Licensed Compounds and Products in the Field in the Licensed Territory in accordance with the then-current Development Plan and in compliance with all Applicable Laws. Aptose shall use Commercially Reasonable Efforts to Develop at least one Product in the Licensed Territory, alone or with or through one (1) or more Affiliates or Sublicensees; provided, however, if Aptose fails to conduct any meaningful development activities for the Licensed Compounds and Products over a period of six (6) continuous months, then such failure shall be deemed to be a failure to meet the diligence obligations set forth in this Section and a material breach of a material provision of this Agreement, and CG shall have the right to terminate this Agreement in accordance with Section 10.3 (Termination by Either Party for Material Breach) below. Meaningful development activities include, without limitation, (a) planning, preparing for the conduct of (including drafting protocols and negotiating with clinical research organization and clinical trial sites) and writing study reports for clinical trials and (b) conducting regulatory affairs, including planning for and attending regulatory meetings, preparing Regulatory Filings and addressing issues raised by Regulatory Authorities; provided, however, if Aptose has failed to submit to or discuss with a Regulatory Authority a Regulatory Filing that includes Aptose’s proposed protocol for the then subsequent clinical trial within twelve (12) months after the last patient out of each Phase 1 Clinical Trial and Phase 2 Clinical Trial (excluding a Phase 2 Clinical Trial that is a Pivotal Clinical Trial or that is otherwise the final clinical trial before submission of an MAA for a Product) conducted by Aptose, then Aptose shall be deemed to be in material breach of its diligence obligations hereunder, and CG shall have the right to terminate this Agreement in accordance with Section 10.3 (Termination by Either Party for Material Breach) below; provided that such twelve (12)-month period will be extended automatically by the amount of any delay resulting from (i) clinical or regulatory delays that are outside of Aptose’s reasonable control, including requests or requirements of a Regulatory Authority beyond what would be reasonably anticipated, or (ii) delays in manufacturing needed quantities of Licensed Compounds or Products that are outside of Aptose’s reasonable control.

3.6    Regulatory Approvals. As between the Parties, Aptose shall be solely responsible for and shall bear the entire cost of preparing and submitting all Regulatory Filings for Products in the Field in the Licensed Territory. As between the Parties, all Regulatory Approvals for Products in the Licensed Territory shall be held by and in the name of Aptose, and

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

Aptose shall own all Regulatory Filings in connection therewith; provided, however, if CG terminates this Agreement in accordance with Section 10.3 (Termination by Either Party for Material Breach) due to a material breach by Aptose, then Aptose will transfer and assign all Regulatory Approvals for Products in the Licensed Territory to CG in accordance with Section 10.4(f) (Results of Termination).

3.7    Use of Subcontractors. Aptose may perform its research and Development activities under this Agreement through one or more subcontractors, provided that Aptose will remain responsible for the work allocated to, and payment to, such subcontractors to the same extent it would if it had done such work itself.

3.8    Access to Data. Each Party acknowledges and agrees that:

(a)    By CG. At least annually during the Term pursuant to Section 3.2, CG shall provide to Aptose or its designee all CG Know-How, including CG Data, generated since the last such disclosure (if any) that is necessary or useful for Aptose to exercise the license granted in Section 2.1 above. During the Term, CG shall furnish Aptose with electronic copies of, and if reasonably requested by Aptose, physical access to the originals of, any and all documents, electronic records, databases and other tangible materials included in the CG Know-How. As reasonably requested by Aptose, during the Term, CG shall provide, at no additional cost to Aptose, reasonable technical support (by teleconference, by electronic means or in-person at CG’s or its contractor’s facilities during regular business hours and upon reasonable advance notice, as needed) to support such technology transfer. In addition, upon Aptose’s request, CG will provide to Aptose a reasonable amount of an appropriate internal standard for research purposes, and Aptose will reimburse CG for its reasonable costs to provide such supply. Aptose shall have the right to incorporate CG Data in any Regulatory Filings with Regulatory Authorities for a Product in the Licensed Territory and to cross-reference Regulatory Filings Controlled by CG in the Retained Territory, in each case for the purpose of obtaining and maintaining Regulatory Approval for Products in the Field in the Licensed Territory, and otherwise exercising its rights or fulfilling its obligations under this Agreement.

(b)    By Aptose. On an annual basis during the Term pursuant to Section 3.2, Aptose shall provide CG with copies of or access to all Aptose Data not previously provided to CG. CG shall have the right to use Aptose Data as necessary to seek to obtain and maintain Regulatory Approval for Products in the Retained Territory, including the right to incorporate Aptose Data in Regulatory Filings with Regulatory Authorities in the Retained Territory and to cross-reference Regulatory Filings Controlled by Aptose in the Licensed Territory, in each case for the purpose of obtaining and maintaining Regulatory Approval for Products in the Retained Territory, and otherwise to exercise its rights or fulfill its obligations under this Agreement.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

3.9    Access to Sublicensee Data. In the event that Aptose enters into an agreement with a Sublicensee in accordance with Section 2.2 (Sublicenses) above, if such Sublicensee is involved in generation of Data, Aptose shall use commercially reasonable efforts to require that such Sublicensee allow Aptose to provide CG access to, and the right to use, all such Data generated by such Sublicensee, to the extent that such Data is reasonably necessary or useful for Development or Commercialization of Licensed Compounds and Products in the Field in the Retained Territory, including preparation and filing of MAAs for a Product with the applicable Regulatory Authorities in the Retained Territory, in accordance with this Agreement; provided that Aptose shall require each Sublicensee to allow Aptose to provide to CG access and the right to use all Data related to Licensed Compounds and Products that is (i) Safety Data or (ii) otherwise necessary to be provided to any Regulatory Authority in the Retained Territory in connection with the Development and Commercialization of Licensed Compounds and Products in the Field in the Retained Territory. CG shall ensure that each of its Affiliates and licensees allows CG to provide Aptose access to and the right to use all Data generated by such Affiliate or licensee, and Aptose shall have the right to use such Data to the extent permitted under this Agreement, including the right to incorporate all Data into any Regulatory Filings for a Product in the Licensed Territory.

3.10    Materials Transfer. In order to facilitate the Development activities contemplated by this Agreement, either Party may provide to the other Party certain biological materials or chemical compounds Controlled by the supplying Party (collectively, “Materials”) for use by the other Party in furtherance of such Development activities. Except as otherwise provided for under this Agreement, all such Materials delivered to the other Party will remain the sole property of the supplying Party, will be used only in furtherance of the Development activities conducted in accordance with this Agreement, will not be used or delivered to or for the benefit of any Third Party, except for subcontractors, without the prior written consent of the supplying Party, and will be used in compliance with all Applicable Laws. The Materials supplied under this Agreement must be used with prudence and appropriate caution in any experimental work because not all of their characteristics may be known. Except as expressly set forth in this Agreement, THE MATERIALS ARE PROVIDED “AS IS” AND WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE OR ANY WARRANTY THAT THE USE OF THE MATERIALS WILL NOT INFRINGE OR VIOLATE ANY PATENT OR OTHER PROPRIETARY RIGHTS OF ANY THIRD PARTY.

3.11    Regulatory Activities.

(a)    CG’s Obligations. CG agrees to keep Aptose informed of the preparation, Regulatory Authority review and approval of submissions and communications with Regulatory Authorities with respect to Products in the Field in the Retained Territory. Accordingly, at each regularly scheduled Partnership Review Committee meeting, as applicable, CG shall provide Aptose with copies of all material documents, information and correspondence received from a Regulatory Authority relating to Licensed Compounds or Products in the Retained Territory.

(b)    Aptose’s Obligations. Aptose agrees to keep CG informed of the preparation, Regulatory Authority review and approval of submissions and communications with Regulatory Authorities with respect to Products in the Field in the Licensed Territory. Accordingly, at each regularly scheduled Partnership Review Committee meeting, Aptose shall provide CG with copies of all material documents, information and correspondence received from a Regulatory Authority relating to Licensed Compounds or Products in the Licensed Territory.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

3.12    Adverse Event Reporting; Pharmacovigilance Agreement. As between the Parties: (a) Aptose shall be responsible for the timely reporting of all relevant adverse drug reactions/experiences, Product quality, Product complaints and Safety Data relating to Licensed Compounds and Products to the appropriate Regulatory Authorities in the Licensed Territory; and (b) CG shall be responsible for the timely reporting of all relevant adverse drug reactions/experiences, Product quality, Product complaints and Safety Data relating to Licensed Compounds and Products to the appropriate Regulatory Authorities in the Retained Territory, in each case in accordance with Applicable Laws of the relevant countries and Regulatory Authorities. The Parties shall cooperate with each other with respect to their respective pharmacovigilance responsibilities, and each Party shall be solely responsible for costs relating to its respective pharmacovigilance responsibilities, unless agreed otherwise by the Parties in writing. Prior to Aptose’s first filing of an IND for a Product, the Parties shall enter into a pharmacovigilance agreement on terms that comply with ICH guidelines, including: (i) providing detailed procedures regarding the maintenance of core safety information and the exchange of Safety Data relating to Licensed Compounds and Products worldwide within appropriate timeframes and in an appropriate format to enable each Party to meet both expedited and periodic regulatory reporting requirements; (ii) ensuring compliance with the reporting requirements of all applicable Regulatory Authorities on a worldwide basis for the reporting of Safety Data in accordance with standards stipulated in the ICH guidelines, and all applicable regulatory and legal requirements regarding the management of Safety Data; and (iii) providing for a global safety database to be established and maintained by Aptose at its cost.

ARTICLE 4

COMMERCIALIZATION

4.1    Commercialization Responsibilities. Aptose will have the exclusive right to conduct, and be solely responsible for all aspects of, the Commercialization of Products in the Field in the Licensed Territory, including: (a) developing and executing a commercial launch and pre-launch plan, (b) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of Products; (c) marketing and promotion; (d) booking sales and distribution and performance of related services; (e) handling all aspects of order processing, invoicing and collection, inventory and receivables; (f) providing customer support, including handling medical queries, and performing other related functions; (g) conforming its practices and procedures to Applicable Laws relating to the marketing, detailing and promotion of Products in the Licensed Territory; and (h) manufacturing of Products for commercial use. As between the Parties, Aptose shall bear all of its costs and expenses incurred in connection with such Commercialization activities.

4.2    Commercial Diligence. Aptose shall use Commercially Reasonable Efforts to Commercialize in the Field in the Licensed Territory at least one Product for which it has obtained Regulatory Approval. Material failure to meet the diligence obligations set forth in this Section shall be deemed a material breach of a material provision of this Agreement, and CG shall have the right to terminate this Agreement in accordance with Section 10.3 (Termination by Either Party for Material Breach) below.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

4.3    Commercialization Reports. On an annual basis, after the First Commercial Sale of a Product anywhere in the Licensed Territory, Aptose shall provide CG with a summary of Aptose’s significant Commercialization activities with respect to each Product in the Licensed Territory since the last such report.

4.4    Use of Subcontractors. Aptose may perform its Commercialization activities under this Agreement through one or more subcontractors, provided that Aptose will remain responsible for the work allocated to, and payment to, such subcontractors to the same extent it would if it had done such work itself.

ARTICLE 5

FINANCIAL TERMS

5.1    Upfront Payment. Aptose shall pay to CG, within five (5) business days after the Effective Date, a one-time payment of three million U.S. Dollars ($3,000,000)

5.2    Milestone Payments.

(a)    Development Milestones. Aptose shall notify CG within thirty (30) days after the first achievement by Aptose or its Affiliates or Sublicensees of the following development milestone events. Thereafter, CG shall invoice Aptose for the corresponding milestone payment, and Aptose shall pay each such invoice within forty-five (45) days after receipt thereof.

Development Milestone Event	Milestone Payment (in Dollars)
First approval by the CFDA of an IND for a Product	[**]
Initiation of the first Phase 2 Clinical Trial of a Product in the Licensed Territory	[**]
Initiation of the first Pivotal Clinical Trial of a Product in the Licensed Territory	[**]

Each of the above milestone payments is payable one time only, regardless of the number of times the corresponding event is achieved by a Product and regardless of the number of Products to achieve such event. For clarity, the above milestone payments shall be paid only for the first Product. Under no circumstances shall Aptose be obligated to pay CG more than six million Dollars ($6,000,000) pursuant to this Section 5.2(a).

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(b)    Regulatory Milestones. Aptose shall notify CG within thirty (30) days after the first achievement by Aptose or its Affiliates or Sublicensees of the following regulatory milestone events by each Product. Thereafter, CG shall invoice Aptose for the corresponding milestone payment, and Aptose shall pay each such invoice within forty-five (45) days after receipt thereof.

Regulatory Milestone Event	Milestone Payment (in Dollars) (per Product)
Acceptance for filing by the CFDA of the first MAA for a Product	[**]
First Regulatory Approval of a Product by the CFDA	[**]

Each of the above milestone payments is payable one time per Product, regardless of the number of times the corresponding event is achieved by such Product, except that each milestone payment for a Regulatory Approval event is payable up to five times as follows for each Product: at 100% of the amount set forth above for the first Indication, at 100% of the amount set forth above for up to two (2) additional non-oncology Indications and at 50% of the amount set forth above for up to two (2) additional oncology Indications. All formulations containing the same Licensed Compound will be considered the same Product for purposes of this Section 5.2(b). For example, if Aptose develops a tablet formulation comprising CG’806 and pays the applicable regulatory milestone payments for such tablet formulation as set forth above, and later develops an injectable formulation comprising CG’806, the achievement of the regulatory milestones by the injectable formulation will not trigger another payment of the applicable regulatory milestone payment. Under no circumstances shall Aptose be obligated to pay CG more than twenty million Dollars ($20,000,000) per Product pursuant to this Section 5.2(b).

(c)    Sales Milestones. Aptose shall notify CG within sixty (60) days after the end of the calendar year in which the aggregate annual Net Sales of each Product by Aptose and its Affiliates and Sublicensees in the Licensed Territory first reach each of the amounts specified below. Thereafter, CG shall invoice Aptose for the corresponding milestone payment, and Aptose shall pay each such invoice within forty-five (45) days after receipt thereof. For clarity, the milestone payments in this Section 5.2(c) shall be additive such that if two or more milestones below are achieved in the same calendar year, Aptose shall pay all applicable payments to CG for that calendar year.

Sales Milestone Event	Milestone Payment (in Dollars) (per Product)
[**]	[**]
[**]	[**]
[**]	[**]

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

Each of the above milestone payments is payable one time per Product, regardless of the number of times the corresponding event is achieved by such Product. All formulations containing the same Licensed Compound will be considered the same Product for purposes of this Section 5.2(c). For example, if Aptose develops a tablet formulation comprising CG’806 and pays the applicable sales milestone payments for such tablet formulation as set forth above, and later develops an injectable formulation comprising CG’806, the achievement of the sales milestones by the injectable formulation will not trigger another payment of the applicable sales milestone payment. Under no circumstances shall Aptose be obligated to pay CG more than ninety-six million Dollars ($96,000,000) per Product pursuant to this Section 5.2(c).

5.3    Royalties.

(a)    Royalty Rates. Subject to Sections 5.3(c)-(e), Aptose shall pay to CG royalties equal to [**] of aggregate annual Net Sales of all Products in the Field in the Licensed Territory during the applicable Royalty Term.

(b)    Royalty Term. Royalties shall be paid under this Section 5.3, on a Product-by-Product basis, on Net Sales in the Licensed Territory during the period of time beginning on the First Commercial Sale of such Product in the Licensed Territory and continuing until the later of: (i) the expiration of the last-to-expire Valid Claim of the CG Patents in the Licensed Territory Covering such Product; and (ii) ten (10) years after the First Commercial Sale of such Product in the Licensed Territory (the “Royalty Term”).

(c)    Know-How Reduction. If, during the Royalty Term for a Product, there is no Valid Claim of a CG Patent in the Licensed Territory Covering such Product, Aptose shall pay royalties on Net Sales of such Product in the Licensed Territory at a rate of [**] of Net Sales of such Product in the Licensed Territory.

(d)    Generic Entry. Subject to Aptose’s obligations in Section 6.3(b) (Patent Enforcement) below, if a Generic Product to any Product is sold in the Licensed Territory during any calendar quarter in the Royalty Term for such Product, then royalties as set forth in this Section 5.3 would be subject, on a product-by-product basis to reduction for generic entry as follows: if the total sales volumes of Generic Product in the Licensed Territory during two consecutive quarters exceeds [**] of the combined total sales volume of Product and Generic Product in the Licensed Territory, then the royalty rate shall be reduced by [**].

(e)    Deduction for Third Party Patents or Information. Aptose shall have the right to deduct from royalties payable to CG under this Section 5.3 up to [**] of any amounts paid by Aptose to a Third Party in consideration for the grant of a license to Aptose under any Patents or Information of such Third Party that are necessary to practice any of the CG Intellectual Property; provided that in no event shall the deductions under this Section 5.3(e) reduce royalties due to CG in any calendar quarter to less than [**] of the amount that would otherwise be due to CG under this Section 5.3. Aptose may carry forward to subsequent calendar quarters any amounts it could not deduct as a result of the foregoing proviso.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

5.4    Royalty Reports and Payments. Within sixty (60) days after the end of each calendar quarter during the Royalty Term, Aptose shall deliver to CG a statement, on a Product-by-Product basis, of the amount of gross sales and Net Sales of Products in the Licensed Territory during the applicable calendar quarter, a calculation of the amount of the royalty payment due on such sales for such calendar quarter, any applicable deductions under Section 5.3(e) and a calculation of the payment due after the application of such deductions. Aptose shall include with each such report the payment of the royalties due for such calendar quarter.

5.5    Foreign Exchange. The rate of exchange to be used in computing the amount of currency equivalent in Dollars of Net Sales invoiced in other currencies shall be the rate used by Aptose in its financial reporting in accordance with International Financial Reporting Standards.

5.6    Manner and Place of Payment. All payments owed by Aptose under this Agreement shall be made in Dollars by wire transfer in immediately available funds to a bank and account designated in writing by CG.

5.7    Records; Audits. Aptose and its Affiliates and Sublicensees will maintain complete and accurate records in reasonably sufficient detail to permit CG to confirm the accuracy of the calculation of royalty payments and the achievement of sales milestone events. CG and its Affiliates will maintain complete and accurate records in reasonably sufficient detail to permit Aptose to confirm the accuracy of the amounts invoiced under Section 3.4. Upon reasonable prior notice, such records shall be available during regular business hours for a period of three (3) years from the end of the calendar year to which they pertain for examination, not more often than once each calendar year, by an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party, for the sole purpose of verifying the accuracy of the financial reports furnished by the other Party pursuant to this Agreement. Any such auditor shall enter into a confidentiality agreement with the audited Party and shall not disclose the audited Party’s Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by the audited Party or the amount of payments due by one Party to the other Party under this Agreement. Any amounts shown to be owed but unpaid shall be paid, and any amounts showed to be overpaid will be refunded, within forty-five (45) days from the accountant’s report. The auditing Party shall bear the full cost of such audit unless such audit discloses an underpayment or overcharge by the audited Party of more than ten percent (10%) of the amount due, in which case the audited Party shall bear the full cost of such audit.

5.8    Taxes.

(a)    Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(b)    Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to reduce or eliminate tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made by Aptose to CG under this Agreement. To the extent Aptose is required to deduct and withhold taxes on any payment to CG, Aptose shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to CG an official tax certificate or other evidence of such withholding sufficient to enable CG to claim such payment of taxes. CG shall provide Aptose any tax forms that may be reasonably necessary in order for Aptose not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Laws, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax.

ARTICLE 6

INTELLECTUAL PROPERTY

6.1    Data and Inventions.

(a)    Aptose Program Technology. As between the Parties, Aptose shall own the entire right, title and interest in and to any and all Information, including Data, discovered, generated, created or made (i) by it and its Affiliates and their respective employees, agents or independent contractors in the course of performing or exercising Aptose’s rights under this Agreement, or (ii) by CG and its Affiliates and their respective employees, agents or independent contractors in connection with or as a result of CG’s work conducted in response to Aptose’s request to conduct certain Development activities for Licensed Compounds or Products in the Field in the Licensed Territory as set forth in Section 3.4, and all intellectual property rights in any of the foregoing (collectively, the “Aptose Program Technology”). Aptose hereby grants to CG a co-exclusive license (with Aptose), with the right to sublicense through multiple tiers, under the Aptose Program Technology for the Term of this Agreement to research, Develop, make, have made, use, import, export, offer for sale, sell and otherwise Commercialize Licensed Compounds and Products in the Field in the Retained Territory.

(b)    Joint Technology. The Parties shall own jointly any and all Information, including Data, discovered, generated, created or made jointly by two or more individual inventors with at least one individual inventor being an employee or consultant to each of the Parties and/or its respective Affiliates and/or their respective approved subcontractors in the course of performing or exercising the Parties’ rights under this Agreement, together with all Patents and other intellectual property rights in any such jointly made Information, but excluding the Aptose Program Technology (collectively, the “Joint Technology”). Each Party may exercise its ownership rights in and to such Joint Technology, including the right to license or otherwise to exploit, transfer or encumber its ownership interest, without an accounting or obligation to, or consent required from, the other Party, but subject to the obligations under this Agreement and any licenses granted under or in accordance with this Agreement.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(c)    Personnel Obligations. Each Party shall ensure that each employee, agent or independent contractor of a Party or its respective Affiliates or Sublicensees performing work under this Agreement is, prior to commencing such work, bound by invention assignment obligations, including: (i) promptly reporting any invention, discovery, process or other intellectual property; (ii) presently assigning to the applicable Party or Affiliate all of his or her right, title and interest in and to any invention, discovery, process or other intellectual property; (iii) cooperating in the preparation, filing, prosecution, maintenance and enforcement of any patent and patent application; and (iv) performing all acts and signing, executing, acknowledging and delivering any and all documents required for effecting the obligations and purposes of this Agreement. It is understood and agreed that such invention assignment agreement need not reference or be specific to this Agreement.

6.2    Patent Prosecution.

(a)    Filing, Prosecution and Maintenance of CG Patents in the Licensed Territory.

(i)    As between the Parties, Aptose will have the first right to file, prosecute and maintain the CG Patents in the Licensed Territory at its own expense, through patent counsel of its choice. Aptose may exercise any of its rights under this Section 6.2 through an Affiliate or Sublicensee.

(ii)    Promptly after the Effective Date, CG shall (A) transfer the existing, complete patent files for all CG Patents in the Licensed Territory to Aptose and communicate to Aptose all facts and information then known to CG comprising or relating thereto, (B) furnish Aptose with copies of, and if reasonably requested by Aptose, physical access to the originals of, any and all documents, electronic records, samples and other tangible materials in CG’s Control that relate directly to the CG Patents in the Licensed Territory and/or that may be useful for the exercise of Aptose’s rights under this Section 6.2, and (C) file all documents necessary to transfer correspondence with the U.S. Patent and Trademark Office and other applicable patent authorities to Aptose and shall give Aptose’s patent counsel power of attorney thereto. CG shall cooperate with Aptose in the transfer of all prosecution and maintenance responsibilities relating to the CG Patents in the Licensed Territory. CG shall keep Aptose reasonably informed of all inventions made after the Effective Date and patent applications filed after the Effective Date in the Retained Territory, in each case that could form the basis for a CG Patent. CG shall provide Aptose, at Aptose’s request and expense, with any assistance reasonably requested by Aptose with respect to the filing, prosecution or maintenance of the CG Patents in the Licensed Territory.

(iii)    CG shall (A) notify Aptose in writing with respect to all significant developments regarding the CG Patents in the Retained Territory, (B) promptly provide Aptose with a copy of each material communication from any patent authority regarding the CG Patents in the Retained Territory, and (C) provide Aptose with drafts of each material filing (including draft patent applications and responses to office actions and similar filings) with respect to the CG Patents in the Retained Territory a reasonable amount of time in advance of the anticipated filing date and shall consider Aptose’s reasonable comments thereto in good faith. CG shall not undertake any patent prosecution or enforcement action in the Retained Territory that Aptose deems to be detrimental to the prosecution or enforcement of the CG Patents in the Licensed Territory.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(iv)    Aptose shall (A) notify CG in writing with respect to all significant developments regarding the CG Patents in the Licensed Territory, (B) promptly provide CG with a copy of each material communication from any patent authority regarding the CG Patents in the Licensed Territory, and (C) provide CG with drafts of each material filing (including draft patent applications and responses to office actions and similar filings) with respect to the CG Patents a reasonable amount of time in advance of the anticipated filing date and shall consider CG’s reasonable comments thereto in good faith.

(v)    Aptose shall notify CG of any decision to cease prosecution and/or maintenance of any CG Patent in any country in the Licensed Territory. Aptose shall, to the extent practicable, provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action in order to avoid loss of rights, in connection with such CG Patent. In such event, Aptose shall permit CG, at its discretion and expense, to continue prosecution or maintenance of such CG Patent in such country, and Aptose shall take all steps required to enable CG to take over prosecution and maintenance and otherwise give full effect to the foregoing. CG’s prosecution or maintenance of such CG Patent shall not change the Parties’ respective rights and obligations under this Agreement with respect to such CG Patent other than those that are a consequence of the change in control of prosecution pursuant to this Section 6.2(a)(v).

(b)    Filing, Prosecution and Maintenance of Patents in Aptose Program Technology. As between the Parties, Aptose shall have the sole right to prepare, file, prosecute and maintain Patents in the Aptose Program Technology, at Aptose’s sole cost and expense.

(c)    Filing, Prosecution and Maintenance of Patents in Joint Technology. Aptose will have the first right to prepare, file, prosecute and maintain Patents in the Joint Technology (“Joint Patents”), at its sole cost and expense. Aptose shall (A) notify CG in writing with respect to all significant developments regarding the Joint Patents, (B) promptly provide CG with a copy of each material communication from any patent authority regarding the Joint Patents, and (C) provide CG with drafts of each material filing (including draft patent applications and responses to office actions and similar filings) with respect to the Joint Patents a reasonable amount of time in advance of the anticipated filing date and shall consider CG’s reasonable comments thereto in good faith. Aptose shall notify CG of any decision to cease prosecution and/or maintenance of any Joint Patent in any country. Aptose shall, to the extent practicable, provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action in order to avoid loss of rights, in connection with such Joint Patent. In such event, Aptose shall permit CG, at its discretion and expense, to continue prosecution or maintenance of such Joint Patent in such country.

(d)    Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation, at the other Party’s request and expense, in the patent prosecution efforts provide above in this Section 6.2, including providing any necessary powers of attorney, executing any other required documents or instruments for such prosecution, and making its personnel with appropriate scientific expertise available to assist in such efforts.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

6.3    Patent Enforcement.

(a)    If either Party becomes aware of any infringement or threatened infringement by a Third Party of any CG Patent on account of a Third Party’s manufacture, use or sale of a Licensed Compound or Product, or any declaratory judgment or equivalent action challenging any CG Patent in connection with any such infringement (a “Product Infringement”), it will notify the other Party in writing to that effect. Any such notice shall include evidence to support an allegation of infringement or threatened infringement, or declaratory judgment or equivalent action, by such Third Party.

(b)    Aptose shall have the exclusive right, but not the obligation, to bring a suit or otherwise take action against any Product Infringement in the Licensed Territory, at its own expense and by counsel of its own choice; provided, however, if Aptose elects not to bring a suit or otherwise take action against any Product Infringement in the Licensed Territory, then unless Aptose has a good faith, commercially reasonable reason not to enforce the applicable CG patents, the reduction in royalties for entry of a Generic Product as set forth in Section 5.3(d) (Generic Entry) will not apply. CG shall cooperate with and provide reasonable assistance to Aptose in such enforcement, at Aptose’s request and expense. CG further agrees to join, at Aptose’s expense, any such action brought by Aptose under this Section 6.3 as a party plaintiff if required by Applicable Laws to pursue such action. Aptose shall keep CG regularly informed of the status and progress of such enforcement efforts.

(c)    Any recovery obtained by Aptose in connection with or as a result of any action against a Product Infringement, whether by settlement or otherwise, shall first reimburse Aptose for any of its out-of-pocket costs and attorney fees, followed by CG for any of its out-of-pocket costs and attorney fees, then [**] of the balance be paid to CG, and any remaining balance be retained by Aptose.

(d)    Aptose may exercise any of its rights under this Section 6.3 through an Affiliate or Sublicensee.

(e)    As between the Parties, Aptose shall have the exclusive right, but not the obligation, to bring a suit or otherwise take action against any infringement or threatened infringement of any Patent in the Aptose Program Technology worldwide, and shall first reimburse Aptose for any of its out-of-pocket costs and attorney fees, followed by CG for any of its out-of-pocket costs and attorney fees, then [**] of the balance be paid to CG, and any remaining balance be retained by Aptose. CG shall cooperate with and provide reasonable assistance to Aptose in such enforcement, at Aptose’s request and expense.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

6.4    Trademarks. Aptose shall have the right to select the trademarks to be used in connection with the commercialization of Products in the Field in the Licensed Territory (each, a “Product Trademark”), and shall have all rights in and to such Product Trademarks in the Licensed Territory. Aptose will be responsible for the filing, prosecution, maintenance and defense of all registrations of the Product Trademarks, and will be responsible for the payment of any costs relating to filing, prosecution, maintenance and defense of all Product Trademarks. CG shall not select a trademark that is confusingly similar to the Product Trademarks for use in promoting any product in the Licensed Territory or Retained Territory or file or otherwise seek to establish rights in any Product Trademark in the Licensed Territory or any similar trademark in the Retained Territory.

ARTICLE 7

CONFIDENTIALITY

7.1    Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that, during the Term and for ten (10) years thereafter, the receiving Party shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as expressly provided for in this Agreement any Confidential Information of the other Party, and both Parties shall keep confidential and, subject to Sections 7.2, 7.3 and 7.5, shall not publish or otherwise disclose the terms of this Agreement. Each Party may use the other Party’s Confidential Information only to the extent required to accomplish the purposes of this Agreement, including exercising its rights or performing its obligations. Each Party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but no less than reasonable care) to ensure that its employees, agents, consultants, contractors and other representatives do not disclose or make any unauthorized use of the Confidential Information of the other Party. Each Party will promptly notify the other upon discovery of any unauthorized use or disclosure of the Confidential Information of the other Party.

7.2    Exceptions. Notwithstanding anything to the contrary in this Agreement, Confidential Information shall not include any information that the receiving Party can prove by competent written evidence: (a) is now, or hereafter becomes, through no act or failure to act on the part of the receiving Party, generally known or available to the public; (b) is known by the receiving Party at the time of receiving such information, other than by previous disclosure of the disclosing Party, or its Affiliates, employees, agents, consultants or contractors; (c) is hereafter furnished to the receiving Party without restriction by a Third Party who has no obligation of confidentiality or limitations on use with respect thereto, as a matter of right; or (d) is independently discovered or developed by the receiving Party without the use of Confidential Information belonging to the disclosing Party. Notwithstanding anything to the contrary in this Agreement, a receiving Party shall not be liable to the disclosing Party for the use of Residuals (defined below) from Confidential Information of the disclosing Party, provided that the receiving Party no longer has use of or access to any embodiment of such Confidential Information. This right to Residuals does not represent a license under any patents, trade secret rights, copyrights or other intellectual property rights of the disclosing Party. The term “Residuals” means any information that is retained in the unaided memories of the receiving Party’s employees who have had access to the disclosing Party’s Confidential Information pursuant to the terms of this Agreement and who does not and cannot identify such information as the Confidential Information of the disclosing Party.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

7.3    Authorized Disclosure.

(a)    Each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary to:

(i)    prosecute or defend litigation with respect to this Agreement; or

(ii)    comply with Applicable Laws.

(b)    Additionally, Aptose may use and disclose Confidential Information belonging to CG to the extent such use or disclosure:

(i)    is necessary or useful for the prosecution or enforcement of CG Patents or patents or patent applications relating to Products or for Regulatory Filings for Products;

(ii)    is to Aptose’s officers, directors, employees, consultants or Affiliates, who agree to be bound by similar terms of confidentiality; or

(iii)    is to Aptose’s bona fide potential or actual contractors, Sublicensees, investors, investment bankers, acquirers, merger partners, or other potential or actual financial partners; provided that in connection with such disclosure, Aptose shall use all reasonable efforts to inform each recipient of the confidential nature of such Confidential Information and cause each recipient to treat such Confidential Information as confidential.

(c)    Additionally, CG may use and disclose Confidential Information belonging to Aptose to the extent such use or disclosure:

(i)    is necessary or useful for Regulatory Filings for Products;

(ii)    is to CG’s officers, directors, employees, consultants or Affiliates, who agree to be bound by similar terms of confidentiality; or

(iii)    is to CG’s bona fide potential or actual contractors, licensees, investors, investment bankers, acquirers, merger partners, or other potential or actual financial partners; provided that in connection with such disclosure, CG shall use all reasonable efforts to inform each recipient of the confidential nature of such Confidential Information and cause each recipient to treat such Confidential Information as confidential.

(d)    Notwithstanding Section 7.3(a), in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 7.3(a)(ii), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use commercially reasonable efforts to secure confidential treatment of such information.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

7.4    Publication. CG shall not publish peer reviewed manuscripts, or provide other forms of public disclosure, including abstracts and presentations, of results of studies or activities with respect to any Licensed Compound or Product in the Licensed Territory without the prior written consent of Aptose, which shall not be unreasonably withheld. CG shall have the right to publish peer reviewed manuscripts, or provide other forms of public disclosure, including abstracts and presentations, of results of studies or activities with respect to any Licensed Compound or Product in any Retained Territory; provided, that CG shall provide each such disclosure to Aptose reasonably in advance of submission or public disclosure thereof for Aptose’s review and comment and shall reference Aptose in any such disclosure; and provided further that CG shall not publish any data in the CG Know-How in existence as of the Effective Date before Aptose’s publication thereof, unless otherwise agreed by Aptose in advance in writing. Aptose shall have the right to publish peer reviewed manuscripts, and provide other forms of public disclosure, including abstracts and presentations, of results of studies and activities with respect to any Licensed Compound or Product, including any data and results of studies of CG’806 included in the CG Know-How; provided that Aptose shall provide CG with a copy of each such disclosure in advance of publication or other public disclosure thereof.

7.5    Publicity; Public Disclosures. In the event that Aptose pays the Option Grant Fee, the Parties agree to issue a joint press release substantially in a form agreed by the Parties. It is understood that each Party may desire or be required to issue subsequent press releases relating to this Agreement or activities hereunder. The Parties agree to consult with each other reasonably and in good faith with respect to the text and timing of such press releases prior to the issuance thereof, to the extent practicable, provided that a Party may not unreasonably withhold, condition or delay consent to such releases, and that either Party may issue such press releases or make such disclosures as it determines, based on advice of counsel, are reasonably necessary to comply with Applicable Laws, including regulations applicable to the public sale of securities, or for appropriate market disclosure. Each Party shall provide the other Party with advance notice of legally required disclosures to the extent practicable. The Parties will consult with each other on the provisions of this Agreement to be redacted in any public filings made by a Party as otherwise required by Applicable Laws; provided that each Party shall have the right to make any such filing as it reasonably determines necessary under Applicable Laws. In addition, following the initial joint press release announcing this Agreement, either Party shall be free to disclose, without the other Party’s prior written consent, the existence of this Agreement, the identity of the other Party and those terms of the Agreement that have already been publicly disclosed in accordance herewith.

7.6    Equitable Relief. Given the nature of the Confidential Information and the competitive damage that a Party would suffer upon unauthorized disclosure, use or transfer of its Confidential Information to any Third Party, the Parties agree that monetary damages may not be a sufficient remedy for any breach of this Article 7. In addition to all other remedies, a Party shall be entitled to seek specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Article 7.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1    Representations and Warranties of Aptose. Aptose hereby represents and warrants to CG that, as of the Effective Date:

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(a)    Corporate Existence and Power. Aptose is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.

(b)    Authority and Binding Agreement. (i) Aptose has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) Aptose has taken all necessary authorized action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of Aptose and constitutes a legal, valid and binding obligation that is enforceable against it in accordance with its terms.

8.2    Representations and Warranties of CG. CG hereby represents and warrants to Aptose that, as of the Effective Date, and hereby covenants that:

(a)    Corporate Existence and Power. CG is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.

(b)    Authority and Binding Agreement. (i) CG has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) CG has taken all necessary authorized action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of CG and constitutes a legal, valid and binding obligation that is enforceable against it in accordance with its terms.

(c)    Title; Encumbrances. CG is the sole owner of the entire right, title and interest in and to all patents, patent applications and other intellectual property rights within the CG Intellectual Property, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind. CG has the full and legal right and authority to license to Aptose the CG Intellectual Property.

(d)    Exhibit A. Exhibit A accurately identifies all Patents owned by or licensed to CG or any of its Affiliates as of the Effective Date that are necessary or useful for the research, development, manufacture, use or sale of any BTK inhibitor. CG Controls all such Patents.

(e)    Prior Licenses and Assignments. CG has not prior to the Effective Date assigned or licensed, and will not during the Term assign or license, to any person or entity any Information or intellectual property (including Patents) that is or could reasonably be expected to be necessary or useful for the research, development, manufacture, use or sale of any Licensed Compound or Product in the Field in the Licensed Territory.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(f)    No Conflict. CG has not entered, and shall not enter, into any agreement with any Third Party that is in conflict with the rights granted to Aptose under this Agreement, and has not taken and shall not take any action that would in any way prevent it from granting the rights granted to Aptose under this Agreement, or that would otherwise materially conflict with or adversely affect Aptose’s rights under this Agreement. CG’s performance and execution of this Agreement does not and will not result in a breach of any other contract to which it is a party. As of the Effective Date, CG is aware of no action, suit, inquiry or investigation instituted by any Third Party that threatens the validity of this Agreement.

(g)    Validity and Enforceability. CG is not aware of the existence of any facts that could form the basis for the invalidation or unenforceability of any CG Patent.

(h)    Notice of Infringement. CG has not received any notice or threat from any Third Party asserting or alleging, nor does CG have any knowledge of any basis for any assertion or allegation, that any research, manufacture or development of Licensed Compounds or Products by CG prior to the Effective Date infringed the intellectual property rights of such Third Party.

(i)    Notice of Misappropriation. CG has not received any notice or threat from any Third Party asserting or alleging, and there is no basis for any assertion or allegation, that any research, manufacture or development of Licensed Compounds or Products by CG prior to the Effective Date misappropriated the intellectual property rights of such Third Party.

(j)    Third Party Intellectual Property. To CG’s knowledge, (i) the research, manufacture, Development and Commercialization of any Licensed Compound in the Field in the Licensed Territory will not infringe or misappropriate the intellectual property rights of any Third Party and (ii) there are no pending Third Party patent applications that, if issued with the published or currently pending claims, would be infringed by the manufacture, Development or Commercialization of Licensed Compounds.

(k)    Third Party Infringement. To CG’s knowledge, no Third Party is infringing or has infringed any CG Patents or has misappropriated any CG Know-How.

(l)    No Proceeding. There are no pending, and to CG’s knowledge, no threatened, adverse actions, suits or proceedings (including interferences, reissues, reexaminations, cancellations, oppositions, nullity actions, invalidation actions or post-grant reviews) against CG involving the CG Intellectual Property or Licensed Compounds.

(m)    Full Disclosure. To CG’s knowledge, all written data, results and other information disclosed at any time prior to the Effective Date by CG relating to the CG Intellectual Property or any Licensed Compound or Product are true and accurate. Additionally, CG has not failed prior to the Effective Date and will not fail during the Term to disclose to Aptose any material information known to CG that relates to the CG Intellectual Property or any Licensed Compound or Product, or that would be required to be disclosed in order to make the data, results, and other information relating to the CG Intellectual Property or any Licensed Compound or Product that have been disclosed by CG not misleading.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

8.3    Additional Representations and Warranties.

(a)    By Aptose. Aptose hereby represents and warrants to CG that, as of the Execution Date, Aptose has not entered into any agreement or arrangement with a Third Party that impairs Aptose’s ability to assign any Data pursuant to Aptose’s obligations under Section 10.4 (Results of Termination) and any other similar provisions in this Agreement.

(b)    By CG. CG hereby represents and warrants to Aptose that, as of the Execution Date, the Patents listed in Exhibit A comprise all of CG’s BTK-related Patents.

8.4    Disclaimers. EXCEPT AS OTHERWISE SET FORTH IN THIS ARTICLE 8, NEITHER PARTY MAKES, AND EACH PARTY HEREBY DISCLAIMS, ANY AND ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT AND ANY WARRANTY ARISING OUT OF PRIOR COURSE OF DEALING AND USAGE OF TRADE.

ARTICLE 9

INDEMNIFICATION

9.1    Indemnification by Aptose. Aptose hereby agrees to indemnify, defend and hold harmless CG, its Affiliates, and all of their respective officers, directors, employees and agents and their respective successors, heirs and assigns (collectively, the “CG Indemnitees”) from and against all liabilities, damages, expenses and/or loss, including reasonable legal expenses and attorneys’ fees (collectively, “Losses”), to which any CG Indemnitee may become subject as a result of any Third Party suits, claims, actions, proceedings and demands (collectively, “Claims”) against a CG Indemnitee to the extent arising from: (a) Aptose’s or its Affiliates’, contractors’, licensees’, or Sublicensees’ research, Development, manufacturing, use or Commercialization of Licensed Compounds or Products in the Field in the Licensed Territory; (b) any Aptose Indemnitee’s negligence, recklessness or intentional misconduct; or (c) Aptose’s breach of any obligation, representation, warranty or covenant in this Agreement, except, in each case (a)-(c), to the extent such Losses arise from the negligence, recklessness or intentional misconduct of any CG Indemnitee or the breach by CG of any obligation, representation, warranty or covenant in this Agreement.

9.2    Indemnification by CG. CG hereby agrees to indemnify, defend and hold harmless Aptose, its Affiliates, and all of their respective officers, directors, employees and agents and their respective successors, heirs and assigns (collectively, the “Aptose Indemnitees”) from and against all Losses to which any Aptose Indemnitee may become subject as a result of any Third Party Claims against an Aptose Indemnitee to the extent arising from: (a) CG’s or its Affiliates’, contractors’ or licensees’ research, Development, manufacturing, use or Commercialization of Licensed Compounds or Products prior to the Effective Date, or in the Retained Territory; (b) any CG Indemnitee’s negligence, recklessness or intentional misconduct; or (c) CG’s breach of any obligation, representation, warranty or covenant in this Agreement, except, in each case (a)-(c), to the extent such Losses arise from the negligence, recklessness or intentional misconduct of any Aptose Indemnitee or the breach by Aptose of any obligation, representation, warranty or covenant in this Agreement.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

9.3    Procedure. A party that intends to claim indemnification under this Article 9 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Third Party Claim in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense or settlement thereof. The Indemnitee may participate at its expense in the Indemnitor’s defense of and settlement negotiations for any Claim with counsel of the Indemnitee’s own selection. The indemnity arrangement in this Article 9 shall not apply to amounts paid in settlement of any action with respect to a Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim shall only relieve the Indemnitor of its indemnification obligations under this Article 9 if and to the extent the Indemnitor is actually prejudiced thereby. The Indemnitee shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Claim covered by this indemnification.

ARTICLE 10

TERM; TERMINATION

10.1    Term. The term of this Agreement (the “Term”) shall commence upon the Effective Date and, unless terminated earlier pursuant to this Article 10, shall remain in effect, on a Product-by-Product basis, until the expiration of the Royalty Term with respect to such Product. Upon the expiration of this Agreement with respect to a Product, the licenses granted to Aptose under this Agreement with respect to such Product shall become fully-paid, perpetual and irrevocable.

10.2    Termination by Aptose.

(a)    Aptose may terminate this Agreement in its entirety, without cause, upon thirty (30) days prior written notice to CG. Except as otherwise set forth in Section 10.2(b) below, Aptose shall have no right to terminate this Agreement without cause.

(b)    Aptose may terminate this Agreement in its entirety, upon thirty (30) days prior written notice to CG, in the event (i) Aptose reasonably determines that it is unsafe to continue the clinical studies or commercialization of the Licensed Compound or Product, or (ii) circumstances beyond Aptose’s reasonable control prevent completion of such clinical studies, and commercialization of the Licensed Compound or Product, including without limitation, failure to demonstrate clinical effectiveness by failing to meet the primary endpoint in any such clinical study as set forth in the protocol therefor.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

10.3    Termination by Either Party for Material Breach.

(a)    Breach. Subject to Sections 10.3(b) and (c), each Party shall have the right to terminate this Agreement upon written notice to the other Party if such other Party materially breaches its obligations under this Agreement and, after receiving written notice from the non-breaching Party identifying such material breach in reasonable detail, fails to cure such material breach within sixty (60) days from the date of such notice; provided that if such breach is not reasonably capable of cure within such sixty (60)-day period, the breaching Party may submit a reasonable cure plan prior to the end of such sixty (60)-day period, in which case the other Party shall not have the right to terminate this Agreement for so long as the breaching Party is using diligent efforts to implement such cure plan.

(b)    Disputed Breach. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 10.3(a), and such alleged breaching Party provides the other Party notice of such dispute within such sixty (60)-day period, then the non-breaching Party shall not have the right to terminate this Agreement under Section 10.3(a) unless and until the arbitrators, in accordance with Article 11 (Governing Law; Dispute Resolution), have determined that the alleged breaching Party has materially breached this Agreement and such Party fails to cure such breach within sixty (60) days following such arbitrators’ decision. It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

(c)    Disfavored Remedy. The Parties agree that from and after Aptose’s payment of the first milestone payment under Section 5.2(a), termination pursuant to this Section 10.3 is a remedy to be invoked only if the breach cannot be adequately remedied through a combination of specific performance during a period of sixty (60) days or less, or otherwise in a manner that the arbitrators under Section 11.4 determine is fair and reasonable to the non-breaching Party, and the payment of money damages.

10.4    Results of Termination. Upon any early termination (i.e., not upon expiration) of this Agreement by Aptose pursuant to Section 10.2 (Termination by Aptose) or by Aptose or CG pursuant to Section 10.3 (Termination by Either Party for Material Breach):

(a)    all licenses granted to Aptose under this Agreement will terminate, including the license granted by CG to Aptose under Section 2.1 (Commercial License Grant) above;

(b)    Aptose shall diligently wind down, in accordance with Applicable Laws, all Development activities it is conducting for Products in the Licensed Territory at the time of notice of such termination;

(c)    Aptose shall transfer and assign to CG all Regulatory Filings and Regulatory Approvals for Products in the Licensed Territory, and all right, title and interest in and to the Aptose Data;

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(d)    Aptose shall assign to CG all of its right, title and interest in and to any and all Product Trademarks, including all goodwill therein;

(e)    Aptose shall transfer the patent files for all CG Patents in the Licensed Territory to CG; and

(f)    Aptose shall transfer and assign to CG all of its right, title and interest in and to Aptose Program Technology and Joint Technology, except that if any such technology has or could reasonably have a commercially viable application (i.e. beyond mere theoretical claims) to any compound other than Licensed Compounds (such technology collectively, “Generally Applicable Technology”), then instead of such transfer and assignment, Aptose agrees to grant, and hereby grants, to CG, under Aptose’s interest in such Generally Applicable Technology, effective only upon termination of this Agreement, an exclusive, royalty-free, fully-paid license, with the right to grant sublicenses through multiple tiers, to develop, make, have made, use, import, export, offer for sale and sell Licensed Compounds and Products in the Field in the Licensed Territory and the Retained Territory.

10.5    Sublicense Survival. Upon termination of this Agreement by CG pursuant to Section 10.3 (Termination by Either Party for Material Breach) and provided that the first Phase 2 Clinical Trial of a Product has been initiated by Aptose and the corresponding milestone payment has been paid in accordance with Section 5.2(a) (Development Milestones), any sublicense granted by Aptose under this Agreement shall survive and shall automatically be assigned by Aptose to CG such that such sublicense becomes a direct license between CG and such Sublicensee on the same terms and conditions as those set forth in this Agreement, to the extent applicable to the rights granted by Aptose to such Sublicensee, provided that such sublicense was granted in accordance with the terms of Section 2.2 (Sublicenses) and that such Sublicensee is in compliance with the terms of the sublicense agreement and agrees to comply with all applicable terms of this Agreement.

10.6    Accrued Obligations; Survival. Termination or expiration of this Agreement for any reason shall not release a Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereto to the extent it is expressly stated to survive such termination. The following provisions shall survive any expiration or termination of this Agreement for a period of time specified therein, or if not specified, then they shall survive indefinitely: Sections 5.7, 5.8, 6.1, 8.4, 10.4, 10.5, 10.6, 10.7, 12.1, 12.7, 12.8, 12.10 and Articles 7, 9 and 11.

10.7    Return of Confidential Information. Upon expiration or termination of this Agreement, except to the extent that a Party obtains or retains the right to use the other Party’s Confidential Information, each Party shall promptly return to the other Party, or delete or destroy, all relevant records and materials in such Party’s possession or control containing Confidential Information of the other Party; provided that such Party may keep one copy of such materials for archival purposes only subject to continuing confidentiality obligations.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

10.8    Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by one Party to the other Party are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The Parties agree that a Party that is a licensee of such rights under this Agreement will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party to this Agreement under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, the other Party will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and same, if not already in its possession, will be promptly delivered to it (a) upon any such commencement of a bankruptcy or insolvency proceeding upon its written request therefor, unless the bankrupt Party elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the bankrupt Party upon written request therefor by the other Party.

ARTICLE 11

GOVERNING LAW; DISPUTE RESOLUTION

11.1    Governing Law. This Agreement shall be governed by the laws of the State of New York, U.S., without giving effect to any conflicts of laws principles that would require the application of other law.

11.2    Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the term of this Agreement that relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 11 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

11.3    Internal Resolution. With respect to all disputes arising between the Parties under this Agreement, including, without limitation, any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within thirty (30) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Chief Executive Officer of CG and the Chief Executive Officer of Aptose (collectively, the “Executive Officers”) for attempted resolution by good faith negotiations, including at least one in-person meeting, within thirty (30) days after the dispute is referred to them. If the matter is not resolved within thirty (30) days following the written referral to the Executive Officers, either Party may then invoke the provisions of Section 11.4 (Arbitration) below.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

11.4    Arbitration.

(a)    Any dispute that is not resolved pursuant to Section 11.3 (Internal Resolution), except for a dispute, claim or controversy subject to Section 11.4(h) below, shall be settled by binding arbitration administered by Federal Arbitration before three (3) arbitrators pursuant to the FedArb Rules and Procedures then in effect (the “Rules”), except as otherwise provided herein. The arbitration shall be governed by the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16 (the “Federal Arbitration Act”), to the exclusion of any inconsistent state laws. The arbitration will be conducted in San Francisco, California, and the Parties consent to the personal jurisdiction of the U.S. federal courts for any case arising out of or otherwise related to the arbitration, its conduct and its enforcement. The language to be used in the arbitral proceedings will be English. Any situation not expressly covered by this Agreement shall be decided in accordance with the Rules, as supplemented by discovery pursuant to the U.S. Federal Rules of Civil Procedures.

(b)    The arbitrators shall issue a reasoned opinion following a full comprehensive hearing, no later than twelve (12) months following the selection of the arbitrators.

(c)    Any award shall be promptly paid in Dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the Party resisting enforcement. If as to any issue the arbitrators should determine under Applicable Laws that the position taken by a Party is frivolous or otherwise irresponsible or that any wrongdoing it finds is in callous disregard of law and equity or the rights of the other Party, the arbitrators shall also be entitled to award an appropriate allocation of the adversary’s reasonable attorneys’ fees, costs and expenses to be paid by the offending Party, the precise sums to be determined after a bill of attorneys’ fees, expenses and costs consistent with such award has been presented following the award on the merits. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Article 11, and agrees that, subject to the Federal Arbitration Act, judgment may be entered upon the final award in the Federal District Court in the Northern District of California and that other courts may award full faith and credit to such judgment in order to enforce such award. The award shall include interest from the date of any damages incurred for breach of this Agreement, and from the date of the award until paid in full, at a rate fixed by the arbitrators.

(d)    Except as set forth in Section 11.4(c) above, each Party shall bear its own legal fees. The arbitrators shall assess their costs, fees and expenses against the Party losing the arbitration unless they believe that neither Party is the clear loser, in which case the arbitrators shall divide their fees, costs and expenses according to their discretion.

(e)    Provided a Party has made a sufficient showing under the rules and standards set forth in the U.S. Federal Rules of Civil Procedure and applicable case law, the arbitrators shall have the freedom to invoke, and the Parties agree to abide by, injunctive measures after either Party submits in writing for arbitration claims requiring immediate relief.    Additionally, nothing in this Article 11 will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

(f)    The arbitration proceeding will be confidential and the arbitrators shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by Applicable Laws, no Party shall make (or instruct the arbitrators to make) any public announcement with respect to the proceedings or decision of the arbitrators without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by Applicable Laws.

(g)    Any duty to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.

(h)    Any dispute, controversy or claim relating to the validity, enforceability or inventorship of any patents or trademarks shall be submitted to a court of competent jurisdiction in the country in which such patent or trademark rights were granted or arose.

ARTICLE 12

GENERAL PROVISIONS

12.1    Notices. All notices required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by internationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows.

All notices to Aptose shall be addressed as follows:

Aptose Biosciences, Inc.

12770 High Bluff Drive, Suite 120

San Diego, CA 92130

Attn: William G. Rice Ph.D. (or subsequent Chief Executive Officer)

With copies to (which shall not constitute notice):

Aptose Biosciences, Inc.

12770 High Bluff Drive, Suite 120

San Diego, CA 92130

Attn: Gregory Chow (or subsequent Chief Financial Officer)

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

USA

Attn: Robert L. Jones

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

All notices to CG shall be addressed as follows:

CrystalGenomics, Inc.

5th F. Bldg. A, Korea Bio Park

700 Daewangpangyo-ro, Bundang-gu, Seongnam-si

Gyeonggi-do, 13488 Korea

Attn: Joong Myung Cho, Ph.D. (or subsequent Chief Executive Officer)

With a copy to (which shall not constitute notice):

CrystalGenomics, Inc.

5th F. Bldg. A, Korea Bio Park

700 Daewangpangyo-ro, Bundang-gu, Seongnam-si

Gyeonggi-do, 13488 Korea

Attn: Steven Kim (or subsequent Executive Director of Business Development)

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered on a Business Day; (b) on the Business Day after dispatch if sent by internationally recognized overnight courier; and (c) on the third Business Day following the date of mailing if sent by mail.

12.2    Force Majeure. No Party shall be liable for any delay or failure of performance to the extent such delay or failure is caused by circumstances beyond its reasonable control and that by the exercise of due diligence it is unable to prevent, provided that the Party claiming excuse uses its commercially reasonable efforts to overcome the same.

12.3    Entire Agreement. This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter contained herein and merges all prior discussions and agreements between, and no Party shall be bound by any representation other than as expressly stated in this Agreement. This Agreement may be amended only by a written instrument signed by authorized representatives of each of the Parties.

12.4    Non-Waiver. The failure of a Party in any one or more instances to insist upon strict performance of any of the terms and conditions of this Agreement shall not be construed as a waiver or relinquishment, to any extent, of the right to assert or rely upon any such terms or conditions on any future occasion.

12.5    Disclaimer of Agency. This Agreement shall not constitute any Party the legal representative or agent of another, nor shall any Party have the right or authority to assume, create, or incur any Third Party liability or obligation of any kind, express or implied, against or in the name of or on behalf of another except as expressly set forth in this Agreement.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

12.6    Severance. If any Article or part thereof of this Agreement is declared invalid by any court of competent jurisdiction, then such declaration shall not affect the remainder of the Article or other Articles. To the extent possible the Parties shall revise such invalidated Article or part thereof in a manner that will render such provision valid without impairing the Parties’ original interest.

12.7    Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, except that a Party may make such an assignment or transfer without the other Party’s consent to its Affiliates or to the successor to all or substantially all of the business of such Party to which this Agreement relates (whether by merger, acquisition, consolidation, sale of assets or otherwise). Any permitted assignment shall be binding on the successors, heirs and assigns of the assigning Party. Any assignment or attempted assignment by a Party in violation of the terms of this Section 12.7 shall be null and void.

12.8    Limitation of Liability. EXCEPT WITH RESPECT TO EITHER PARTY’S INDEMNITY OBLIGATIONS AS SET FORTH IN ARTICLE 9 (INDEMNIFICATION) AND TO BREACHES OF ARTICLE 7 (CONFIDENTIALITY), IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, CONSEQUENTIAL, INDIRECT, PUNITIVE OR SPECIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12.9    Performance by Affiliates. Aptose may discharge any obligations and exercise any right hereunder through any of its Affiliates. Aptose hereby guarantees the performance by its Affiliates of its obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by Aptose’s Affiliate of any of its obligations under this Agreement shall be deemed a breach by Aptose, and CG may proceed directly against Aptose without any obligation to first proceed against Aptose’s Affiliate.

12.10    No Strict Construction; Headings. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. Except where the context otherwise requires, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The term “including” as used herein means including, without limiting the generality of any description preceding such term. All references in this Agreement to the singular shall include the plural where applicable. All references to days in this Agreement mean calendar days, unless otherwise specified.

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

12.11    Further Assurances. At any time or from time to time on and after the Effective Date, either Party shall at the request of the other party (a) deliver to the requesting party such records, data or other documents consistent with the provisions of this Agreement, (b) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license, and (c) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary or desirable in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

12.12    English Language. All notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.

12.13    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall constitute together the same document.

Signature Page to Follow

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their duly authorized representatives as of the Execution Date.

APTOSE BIOSCIENCES INC.		CRYSTALGENOMICS, INC.

By:	/s/ William G. Rice	By:	/s/ Joong Myung Cho

Name:	William G. Rice, Ph.D.	Name:	Joong Myung Cho, Ph.D.

Title:	Chairman, President and CEO	Title:	Chairman & CEO

By:	/s/ Gregory Chow	By:	/s/ Steven Kim

Name:	Gregory Chow	Name:	Steven Kim

Title:	Sr. Vice President and Chief Financial Officer	Title:	Executive Director, Business Development

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

Exhibit A

CG Patents

Country	Application No.	Title	Status
USA	US 61/746,980 (Provisional Application for PCT/KR2013/012204)	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Dec. 28, 2012
PCT	PCT/KR2013/012204	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Dec. 26, 2013
Korea	KR 10-2015-7018342	(2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVE AS BTK KINASE SUPPRESSANT, AND PHARMACEUTICAL COMPOSITION INCLUDING THE SAME)	Applied Jul. 08, 2015
Europe	EP 13 867 650.7	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVE AS BTK KINASE SUPPRESSANT, AND PHARMACEUTICAL COMPOSITION INCLUDING THE SAME	Applied Jul. 23, 2015
USA	US 14655954	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVE AS BTK KINASE SUPPRESSANT, AND PHARMACEUTICAL COMPOSITION INCLUDING THE SAME	Applied Jun. 26, 2015
Australia	AU 2013371146	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVE AS BTK KINASE SUPPRESSANT, AND PHARMACEUTICAL COMPOSITION INCLUDING THE SAME	Applied Jun. 29, 2015
Brazil	BR 11 2015 015477 8	DERIVADOS DE 2,3-DI-HIDRO-ISOINDOL-1-ONA E MÉTODOS DE USO DOS MESMOS COMO INIBIDORES DE BTK	Applied Jun 25, 2015
Russia	RU 2015124381	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Jun. 23, 2015

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.

Canada	CA 2 896 711	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Jun. 27, 2015
China	201380068623.6 (Publication No. CN 104995184)	BTK kinase inhibitors as 2, 3-dihydro-indole-1-one of the conductor and the trap containing such pharmaceutical compositions	Applied Jun. 26, 2015
Japan	2015-550315	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Jun. 29, 2015
Mexico	15/08396	DERIVATIVES OF 2,3-DIHYDRO-ISOINDOLE-1-ONE AS INHIBITORS OF BTK KINASE AND PHARMACEUTICAL COMPOSITIONS INCLUDE	Applied Jun. 26, 2015
India	6610/DELNP/2015	2,3-DIHYDRO-ISOINDOL-1-ONE DERIVATIVES AND METHODS OF USE THEREOF AS BTK INHIBITOR	Applied Jul. 28, 2015

** Denotes confidential information that has been omitted from the exhibit and furnished separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission.